UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2017 (Report No. 3)

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant's name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):____

Attached hereto and incorporated by reference herein are the Registrant’s Notice of an Extraordinary General Meeting of Shareholders to be held on November 2, 2017, or the Meeting.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.01, of the Registrant at the close of trading on the Nasdaq Global Market on October 3, 2017, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Notice of Meeting attached to this Form 6-K of the Registrant are incorporated by reference into the Registration Statements on Form F-3 (File No. 333-209960) and Forms S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947 and File No. 333-217556) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Notice of Meeting Shareholders to be held on November 2, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By:	/s/ Dr. Tomer Berkovitz
Name: Dr. Tomer Berkovitz Chief Financial Officer and Chief Operating Officer

Date: September 28, 2017